December 10, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Hemp Naturals, Inc.

Post-qualification offering circular Amendment No. 2 to Offering Statement on Form 1-A

Filed December 2, 2019

File No. 024-10990

To the men and women of the SEC:

 Post-qualification offering circular Amendment No. 2 to Offering Statement on Form 1-A filed December 2, 2019

We hereby confirm with the Commission that we desire the Post-qualification offering circular Amendment No. 2 to Offering Statement on Form 1-A filed December 2, 2019 to be qualified by the SEC as soon as possible.

Sincerely,

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer